

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mr. Jeffrey M. Farber
Chief Financial Officer
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580-1422

      Re: GAMCO Investors, Inc.
            Form 10-K for the year ended December 31, 2009
            Filed on March 15, 2010
            File No. 001-14761

Dear Mr. Farber:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     Cicely L. LaMothe
                     Accounting Branch Chief